EXHIBIT 99.7

CONSENT OF RAUL ESPINOZA

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.	the use of my name, Raul Espinoza, and reference to my name and the technical report entitled “Fortuna Silver Mines Inc.: Lindero Mine and Arizaro Project, Salta Province, Argentina” dated effective December 31, 2022, evaluating the Lindero property of the Company (the “Lindero Report”), and the information contained in the Lindero Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission.

2.	the use of my name, Raul Espinoza, and reference to my name and the technical report entitled “Fortuna Silver Mines Inc: Yaramoko Gold Mine, Burkina Faso” dated effective December 31, 2022, evaluating the Yaramoko Mine of the Company (the “Yaramoko Report”), and the information contained in the Yaramoko Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission; and

3.	the use of my name, Raul Espinoza, and reference to my name, and the technical information relating to the updated Mineral Reserves and Mineral Resource estimates for the San Jose, Caylloma, Lindero and Yaramoko Mines and the Arizaro Project contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of the Company for the year ended December 31, 2022 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission.

Dated: March 30, 2023

“Raul Espinoza”

Raul Espinoza, FAusIMM (CP)